SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

____________________________

Portugal Telecom, SGPS, S.A.

(Name of Subject Company (Issuer))

Sonae, SGPS, S.A.,

Sonaecom, SGPS, S.A.,

and

Sonaecom, B.V.

(Names of Filing Persons (Offerors))

____________________________

Ordinary Shares, nominal value of €0.35 per share

(Title of Class of Securities)

ISIN: PTPTC0AM0009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

737273102

(CUSIP Number of Class of Securities)

____________________________

Andre Sousa Sonae, SGPS, S.A. Lugar do Espido, Via Norte 4471-909 Maia, Portugal Tel: +351220121717	Luisa Ferreira Sonaecom, SGPS, S.A. Rua Henrique Pousão, 432 4460-481 Senhora da Hora, Portugal Tel: +351229572270

Copy to:

Scott V. Simpson

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street, Canary Wharf

London, E14 5DS, England

Tel: +44 (0)20 7519 7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

______________________________________________________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This amended Tender Offer Statement (this “TO Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed initially with the United States Securities and Exchange Commission (“SEC”) on January 16, 2007 (and amended January 25, 2007 and January 30, 2007) by Sonae SGPS, S.A. a sociedade anónima organized under the laws of Portuga1 (“Sonae”), Sonaecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“Sonaecom”), and Sonaecom, B.V., a private limited company organized under the law of the Netherlands and a wholly-owned subsidiary of Sonaecom (“Sonaecom B.V.”, and together with Sonae and Sonaecom, the “Purchasers”), in connection with the Purchasers’ offer to purchase for cash all outstanding ordinary shares, nominal value €0.35 each (“Ordinary Shares”) of Portugal Telecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“PT”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934) and all outstanding American Depositary Shares, each representing one Ordinary Share, wherever located (“ADSs” and, together with the Ordinary Shares, the “PT Shares”), upon the terms and subject to the conditions set forth in the offer to purchase dated January 16, 2007 (the “Offer to Purchase”) and in the related ADS Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Simultaneously with the Offer, Sonaecom and Sonaecom B.V. are offering in Portugal to purchase for cash all of the Ordinary Shares held by non-U.S. holders and all of the class A shares, nominal value €0.35 each, of PT, at the same price as offered for the PT Shares in the Offer. This TO Amendment No. 3 is filed on behalf of the Purchasers.

Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Schedule TO.

ITEMS 1, 4, 6, 10 and 11.

Items 1, 4, 6, 10 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase and the related ADS Letter of Transmittal, are hereby amended and supplemented as follows:

1.            The response on page 4 to the question, “How will I be notified if the U.S. offer is extended?” in the section titled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“If we extend the U.S. offer, we will announce such extension by giving written notice to the U.S. Tender Agent and the Information Agent, followed by a public announcement of an extension not later than 9:00 a.m., New York City time, on the next U.S. business day after the previously scheduled expiration date. We currently intend to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the SEC. Any extensions of the Portuguese offer are, under Portuguese law, determined by the CMVM, the Portuguese regulatory body responsible for regulating tender offers. Sonaecom and Sonaecom B.V. will issue a public announcement in a Portuguese national paper of any extension of the Portuguese offer by the first business day following the decision to extend the Portuguese offer. If the CMVM extends the Portuguese offer for any reason, we will extend the U.S. offer so that the U.S. offer and the Portuguese offer will expire on the same day. If the U.S. offer is extended, you will have until the expiration of the U.S. offer, as so extended, to decide whether to tender your ordinary shares or ADSs. See “The U.S. Offer – Section 1. Terms of the U.S. Offer; Expiration Date” and “– Section 9. Extension of the Tender Period and Amendments.””

2.            The second paragraph in answer to the question that begins on page 4, “What are the conditions to the U.S. offer and the Portuguese offer?” in the section titled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“The preliminary announcement made by Sonae and Sonaecom on February 6, 2006, announcing the decision to launch the offers, also included as a condition to the offers the amendment to PT’s articles of association, subject to the success of the offers, so that the privileges inherent to class A shares are eliminated, or are limited so that such privileges may not be invoked against actions or operations for the execution of the Reorganization (as defined herein), or waiver by the holders of such class A shares of the exercise of such privileges, under the same terms, or the approval of such actions and operations or acceptance of the offers by the holders of the class A shares, always assuming and to the extent that such actions and operations are required to be approved by a general meeting of PT shareholders. For the purpose of this condition, “Reorganization” means all the actions deemed necessary by Sonaecom (i) to dispose of one of the fixed networks held by PT to a third party, (ii) to merge, consolidate or by any other means integrate the business and operations of Optimus Telecomunicações, S.A. and TMN — Telecomunicações Móveis Nacionais, S.A. and (iii) for the PT Group to terminate or amend all the partnerships with Telefónica Group pursuant to the terms of the internationalization strategy of Sonaecom described below under the section titled “Purpose of the Offers; Plans for the Combined Company — Section 1. Plans for the Combined Company.” Since February 6, 2006, PT has confirmed to the CMVM that the actions deemed necessary for the Reorganization do not require approval by a general meeting of PT shareholders, as the competence to take such corporate action is vested in the board of directors of PT. The special rights of the class A shares may only be exercised to oppose actions that require approval by a general meeting of PT shareholders. Accordingly, we have withdrawn the condition requiring that the special rights of the class A shares not be exercised with respect to corporate actions required to approve the Reorganization, assuming that until the expiration of the offers, no resolution will be adopted at a general meeting of PT shareholders that would require an approval by the general meeting of PT shareholders of the Reorganization, in whole or in part. If such a resolution is adopted, the condition requiring that corporate action be taken to approve the Reorganization will be immediately and automatically reinstated.”

3.            The response to the question that begins on page 4 “The U.S. Offer – Section 3. Certain Conditions to the U.S. Offer” in the section titled “Summary Term Sheet” of the Offer to Purchase is hereby amended to add the following sentence after the fourth paragraph:

“The non-regulatory conditions will not survive the expiration of the offers.”

4.            The response on page 7 to the question “How do I withdraw my previously tendered ordinary shares?” in the section titled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“For a withdrawal of tendered ordinary shares to be effective, you or your nominee must request that the intermediary in whose name your ordinary shares are registered cancel the sale order for your ordinary shares while you still have the right to withdraw the ordinary shares. Your ability to withdraw previously tendered ordinary shares may be affected by the ability of the member of Euronext Lisbon or the intermediary in whose name such ordinary shares are registered to timely cancel the sale order and notify Euronext Lisbon. A shareholder should consult with its respective intermediary to determine the intermediary’s requirements as to timing and other procedures with respect to canceling a sale order to tender ordinary shares in the offer.

See “The U.S. Offer — Section 1. Terms of the U.S. Offer; Expiration Date” and “— Section 8. Withdrawal Rights.”

5.            The first paragraph of the response on page 8 to the question “When will I receive the offer price for my tendered securities?” in the section titled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“We will accept for payment, and will pay for, all ordinary shares and ADSs validly tendered on or prior to the expiration date (and not properly withdrawn) as promptly as practicable after the expiration date if all of the offer conditions (as described in “The U.S. Offer – Section 1. Terms of the U.S. Offer; Expiration Date”) have been satisfied on or prior to the expiration date.”

6.            The third paragraph in the response on page 8 to the question “When will I receive the offer price for my tendered securities?” in the section titled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated to read as follows:

“We expressly reserve the right, in our sole discretion, to delay acceptance for payment of, or payment for, ordinary shares and ADSs in order to comply, in whole or in part, with any applicable law or to perfect imperfect tenders of ADSs. Any such delays will be affected in compliance with the rules promulgated under the U.S. Securities Exchange Act of 1934, which obligate a bidder to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer. See “The U.S. Offer — Section 8. Withdrawal Rights.”

7.            On page 8, the response to the question, “Will you do a compulsory acquisition following the tender offer?” in the section titled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated to read as follows:

“We currently want to own 100% of PT. If, following the offers, we own PT shares representing more than 90% of the outstanding voting rights of PT and we acquire more than 90% of the shares subject to the offers, we are permitted to use the compulsory acquisition mechanism provided for in article 194 of the Portuguese Securities Code to purchase the remaining PT shares (including shares represented by ADSs) still held by the public. However, if the class A shares are not tendered in the Portuguese offer, we will not be able to use the compulsory acquisition mechanism. If the compulsory acquisition mechanism is available, the Purchasers currently intend, as soon as practicable following consummation of the Offers, to seek to use the compulsory acquisition mechanism to all PT Shares then outstanding. See “Purpose of the Offers; Plans for the Combined Company” and “Possible Effects of the Offers on the Market for PT Shares.”

8.            On page 8, the response to the question “Will you do a compulsory acquisition after the tender offer?” in the section titled “Summary Term Sheet” of the Offer to Purchase is hereby amended by inserting the following after the first paragraph:

“If we own PT shares representing more than 90% of the outstanding voting rights of PT, we acquire more than 90% of the shares subject to the offers and the class A shares are tendered in the Portuguese offer, we will exercise the right to effect compulsory acquisition of outstanding PT Shares during the three-month period immediately following the Euronext Special Session. During this three-month period, PT shareholders also may individually issue, by written notice to us, a request for us to make an offer within eight days to purchase such ordinary shares. If we do not provide such a proposal or if the proposal which is provided is not considered satisfactory, any holder of ordinary shares may effect a compulsory sale by filing a declaration before the CMVM together with (i) satisfactory evidence proving the deposit, or the “blockage” of, the ordinary shares to be sold and (ii) indication of the consideration calculated in accordance with the terms of article 188 of the Portuguese Securities Code. Once the sale has been verified and the terms approved by the CMVM, the sale is effective upon notification to us. There is no right of compulsory acquisition as described above if the 90% holding is exceeded by our acquisitions made subsequent to the offers. In accordance with Portuguese law, U.S. holders will be able to assert the right of compulsory acquisition described in this paragraph.”

9.            On page 8, the response to the question “Will PT continue as a public company?” in the section titled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“In the event that we effect a compulsory acquisition, there will be an immediate delisting of the ordinary shares from Euronext Lisbon (and consequently the ADSs from the NYSE), with no possibility of re-listing on Euronext Lisbon during a period of one year. We will seek to terminate the registration of the PT ordinary shares and ADSs from the U.S. Securities Exchange Act of 1934 and terminate the ADR program so that PT may no longer be required to comply with the SEC rules relating to publicly held companies, including the requirement to file annual reports on Form 20-F.”

10.          On page 9, the answer to the question “If I decide not to tender and you complete the offers, how will the U.S. offer affect my securities?” in the section titled “Summary Term Sheet” of the Offer to Purchase is hereby amended to insert the following three paragraphs after the first paragraph:

“Depending on the level of acceptance of the offers, we intend to cause PT to delist the ADSs from the NYSE and, if permitted, to terminate the registration of the PT shares under the Exchange Act (in which case PT would no longer be required to file announcements or reports with the SEC). Further, it is possible that the ordinary shares and/or ADSs will fail to meet the criteria for continued listing on the NYSE. If this were to happen, the ordinary shares and/or ADSs could be delisted from the NYSE by action taken by the NYSE. In addition, we may apply for the delisting of the PT securities from the NYSE if PT fails to meet adequate dissemination, frequency or trading volume requirements for the NYSE. If the ordinary shares and ADSs were deregistered under the Exchange Act, then among other things PT would cease to be required to comply with U.S. periodic reporting requirements and other rules governing publicly held companies in the United States and PT’s ADSs and ordinary shares may no longer constitute “margin securities.” under the regulations of the Board of Governors of the U.S. Federal Reserve System if there is no ready market for those securities, in which event the ADSs and ordinary shares could no longer be used as collateral for loans made by brokers.

The purchase of the ordinary shares and the ADSs pursuant to the offers will reduce the number of ordinary shares and ADSs that might otherwise trade publicly and, depending upon the number of ordinary shares and ADSs purchased, could adversely affect the liquidity and market value of the remaining ordinary shares and ADSs held by the public.

The extent of the public market for the ordinary shares and ADSs would depend upon such factors as the number of shareholders and/or the aggregate market value of the ordinary shares and ADSs remaining at the time, the interest in maintaining a market in the ordinary shares and ADSs on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. We cannot predict whether the reduction in the number of ordinary shares and ADSs that might otherwise trade publicly would have an adverse or beneficial effect on the marketability of the ordinary shares and ADSs or whether it would cause future market prices to be greater or less than the consideration offered under the offers. See “Possible Effects of the Offers on the Market for PT Shares – Section 1. Effects of the Offers on the Market for PT Shares – Euronext Lisbon Listing” and “—NYSE Listing.”

11.          The fifth paragraph in the section of the Offer to Purchase titled “The U.S. Offer – Section 1. Terms of the U.S. Offer; Expiration Date” that begins on page 15 is hereby amended and restated as follows:

“Upon the terms and subject to the Conditions of the U.S. Offer (including, if the U.S. Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all PT Shares validly tendered and not properly withdrawn on or prior to the Expiration Date in accordance with the procedures set forth in “— Section 6. Acceptance for Payment and Payment for Securities,” “— Section 7. Procedure for Tendering PT Shares” and “— Section 8. Withdrawal Rights.””

12.          The eighth paragraph in the section of the Offer to Purchase titled “The U.S. Offer – Section 1. Terms of the U.S. Offer; Expiration Date” that begins on page 15 is hereby amended and restated as follows:

“We expressly reserve the right (but are not obligated), subject to applicable SEC rules and regulations, to delay acceptance for payment of, or payment for, PT Shares in order to comply, in whole or in part, with any applicable law or to perfect imperfect tenders of ADSs. This reservation of rights is subject to the provisions of Rule 14e-1(c) under the Exchange Act that requires us to pay the consideration offered or to return the PT Shares deposited by or on behalf of tendering holders promptly after the termination or withdrawal of the U.S. Offer.”

13.          The section of the Offer to Purchase titled “The U.S. Offer – Section 1. Terms of the U.S. Offer; Expiration Date” that begins on page 15 is hereby amended to add the following after the tenth paragraph:

“If we extend the U.S. Offer, we will announce such extension by giving written notice to the U.S. Tender Agent and the Information Agent, followed by a public announcement of an extension not later than 9:00 a.m., New York City time, on the next U.S. business day after the previously scheduled expiration date. We currently intend to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the SEC. Any extensions of the Portuguese Offer are, under Portuguese law, determined by the CMVM, the Portuguese regulatory body responsible for regulating tender offers. Sonaecom and Sonaecom B.V. will issue a public announcement in a Portuguese national paper of any extension of the Portuguese Offer by the first business day following the decision to extend the Portuguese Offer. If the CMVM extends the Portuguese Offer for any reason, we will extend the U.S. Offer so that the U.S. Offer and the Portuguese Offer will expire on the same day. If the U.S. Offer is extended, you will have until the expiration of the U.S. Offer, as so extended, to decide whether to tender your ordinary shares or ADSs.”

14.          The second paragraph of the section of the Offer to Purchase titled “The U.S. Offer – Section 3. Certain Conditions to the U.S. Offer” on page 19 is hereby amended and restated as follows:

“The preliminary announcement made by Sonae and Sonaecom on February 6, 2006, announcing the decision to launch the Offers, also included as a condition to the Offers the amendment to the Articles of Association, subject to the success of the Offers, so that the privileges inherent to Class A Shares are eliminated, or are limited so that such privileges may not be invoked against actions or operations for the execution of the Reorganization (as defined herein), or waiver by the holders of such Class A Shares of the exercise of such privileges, under the same terms, or the approval of such actions and operations or acceptance of the offers by the holders of the Class A Shares, always assuming and to the extent that such actions and operations are required to be approved by a general meeting of PT shareholders. For the purpose of this condition, “Reorganization” means all the actions deemed necessary by Sonaecom (i) to dispose of one of the fixed networks held by PT to a third party, (ii) to merge, consolidate or by any other means integrate the business and operations of Optimus Telecomunicações, S.A. (“Optimus”) and TMN — Telecomunicações Móveis Nacionais, S.A. (“TMN”) and (iii) for the PT Group to terminate or amend all the partnerships with Telefónica Group pursuant to the terms of the internationalization strategy of Sonaecom described below under the section titled “Purpose of the Offers; Plans for the Combined Company — Section 1. Plans for the Combined Company.” Since February 6, 2006, PT has confirmed to the CMVM that the actions deemed necessary for the Reorganization do not require approval by a general meeting of PT shareholders, as the competence to take such corporate action is vested in the board of directors of PT. The special rights of the Class A Shares may only be exercised to oppose actions that require approval by a general meeting of PT shareholders. Accordingly, we have withdrawn the condition requiring that the special rights of the Class A Shares not be exercised with respect to corporate actions required to approve the Reorganization, assuming that until the expiration of the offers, no resolution will be adopted at a general meeting of PT shareholders that would require an approval by the general meeting of PT shareholders of the Reorganization, in whole or in part. If such a resolution is adopted, the condition requiring that corporate action be taken to approve the Reorganization will be immediately and automatically reinstated.”

15.          The section in the Offer to Purchase titled “The U.S. Offer – Section 3. Certain Conditions to the U.S. Offer” that begins on page 19 is hereby amended to add the following sentence after the fourth paragraph:

“The non-regulatory Conditions will not survive the expiration of the Offers.”

16.          The first sentence of the first paragraph in the section of the Offer to Purchase titled “The U.S. Offer – Section 6. Acceptance for Payment and Payment for Securities” that begins on page 25 is hereby amended and restated as follows:

“Upon the terms and subject to the Conditions of the U.S. Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law and regulation, we will accept for payment, and will pay for, all PT Shares validly tendered and not properly withdrawn on or prior to the Expiration Date as promptly as practicable after the Expiration Date.”

17.          The second paragraph in the section of the Offer to Purchase titled “The U.S. Offer – Section 6. Acceptance for Payment and Payment for Securities” that begins on page 25 is hereby amended and restated as follows:

“We expressly reserve the right to delay acceptance for payment of, or payment for, PT Shares in order to comply, in whole or in part, with any applicable law or regulation or to perfect imperfect tenders of ADSs. Any such delays will be effected in compliance with Section 14e-1(c)

under the Exchange Act, which obligates a bidder to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer.”

18.          The fourth paragraph in the section of the Offer to Purchase titled “The U.S. Offer – Section 8. Withdrawal Rights” that begins on page 30 is hereby amended and restated as follows:

“For a withdrawal of tendered Ordinary Shares to be effective, you or your nominee must request that the intermediary in whose name your Ordinary Shares are registered cancel the sale order for your Ordinary Shares while you still have the right to withdraw the Ordinary Shares. Your ability to withdraw previously tendered ordinary shares may be affected by the ability of the member of Euronext Lisbon or the Intermediary in whose name such ordinary shares are registered to timely cancel the sale order and notify Euronext Lisbon. A shareholder should consult with its respective Intermediary to determine the Intermediary’s requirements as to timing and other procedures with respect to canceling a sale order to tender Ordinary Shares in the Offer.”

19.          The section on page 31 of the Offer to Purchase titled “The U.S. Offer – Section 9. Extension of the Tender Period and Amendments” is hereby amended and restated in its entirety as follows:

“We may extend the U.S. Offer when we are required to do so by applicable laws and regulations. If we make a material change in the terms of the U.S. Offer or the information concerning the U.S. Offer, we will extend the U.S. Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, subject to the exemptions applicable under Tier II relief. The minimum period during which a tender offer must remain open following material changes in the terms of the U.S. Offer or the information concerning the U.S. Offer, other than a change in price or a change in the percentage of PT Shares sought, is generally five U.S. business days, but will depend upon the facts and circumstances, including the relative materiality of the changes to terms or information. With respect to a change in price or a change in the percentage of PT Shares sought, a minimum period of ten U.S. business days is required to allow for adequate dissemination to holders and investor response.

If we extend the U.S. Offer, we will announce such extension by giving written notice to the U.S. Tender Agent and the Information Agent, followed by a public announcement of an extension not later than 9:00 a.m., New York City time, on the next U.S. business day after the previously scheduled expiration date. We currently intend to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the SEC. Any extensions of the Portuguese Offer are, under Portuguese law, determined by the CMVM, the Portuguese regulatory body responsible for regulating tender offers. Sonaecom and Sonaecom B.V. will issue a public announcement in a Portuguese national paper of any extension of the Portuguese Offer by the first business day following the decision to extend the Portuguese Offer. If the CMVM extends the Portuguese Offer for any reason, we will extend the U.S. Offer so that the U.S. Offer and the Portuguese Offer will expire on the same day. If the U.S. Offer is extended, you will have until the expiration of the U.S. Offer, as so extended, to decide whether to tender your ordinary shares or ADSs.

No subsequent offering period is contemplated following the expiration of the initial offering period of the U.S. Offer in accordance with Rule 14d-11 of the Exchange Act.”

20.          The second paragraph in the section of the Offer to Purchase titled “Possible Effects of the Offers on the Market for PT Shares – Section 1. Effects of the Offers on the Market for the PT Shares” that begins on page 36 is hereby amended and restated as follows:

“If we own PT shares representing more than 90% of the outstanding voting rights of PT, we acquire more than 90% of the shares subject to the Offers and the Class A Shares are tendered in the Portuguese Offer, we will exercise the right to effect compulsory acquisition of outstanding PT Shares during the three-month period immediately following the Euronext Special Session. During this three-month period, PT shareholders also may individually issue, by written notice to the Purchasers, a request for the Purchasers to make an offer within eight days to purchase such Ordinary Shares. If the Purchasers do not provide such a proposal or if the proposal which is provided is not considered satisfactory, any holder of Ordinary Shares may effect a compulsory sale by filing a declaration before the CMVM together with (i) satisfactory evidence proving the deposit, or the “blockage” of, the Ordinary Shares to be sold and (ii) indication of the consideration calculated in accordance with the terms of article 188 of the Portuguese Securities Code. Once the sale has been verified and the terms approved by the CMVM, the sale is effective upon notification to the Purchasers. There is no right of compulsory acquisition as described above if the 90% holding is exceeded by the Purchasers’ acquisitions made subsequent to the Offers.”

21.          On page 39, the second paragraph of the of the section in the Offer to Purchase titled “Certain Information Concerning Sonae, Sonaecom and Sonaecom B.V. is hereby amended and restated in its entirety as follows:

“Certain financial information relating to Sonaecom is included herein as it is required to be included in the Portuguese prospectus registered with the CMVM in connection with the Portuguese Offer. This financial information has not been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and no reconciliation to U.S. GAAP of this information is available. This information is being provided solely because it is being provided to shareholders in connection with the Portuguese Offer, but is not required to be furnished under the rules of the SEC and does not include all the disclosures that would be required under the SEC rules. Holders of PT Shares should note that the following information has been prepared in accordance with International Financial Reporting Standards, or IFRS, which differs in certain respects from U.S. GAAP and does not include a reconciliation to U.S. GAAP. We do not think that the Purchasers’ financial conditions are material to your decision whether to accept the Offers and tender your Ordinary Shares or ADSs because the Offers are being made for all outstanding PT Shares solely for cash and are not subject to any financing condition. See “Source and Amount of Funds.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Schedule TO is true, complete and correct.

SONAE, SGPS, S.A.

By: /s/ Belmiro Mendes De Azevedo

Name: Belmiro Mendes De Azevedo

Title:	Chairman of the Board of Directors

By: /s/ Ângelo Paupério

Name: Ângelo Paupério

Title:	Director

SONAECOM, SGPS, S.A.

By: /s/ Christopher Lawrie

Name:	Christopher Lawrie

Title:	Director

By: /s/ Luís Reis

Name:	Luís Reis

Title:	Director

SONAECOM, B.V.

By: /s/ Christopher Lawrie

Name:	Christopher Lawrie

Title:	Director

By: /s/ Luís Reis

Name:	Luís Reis

Title:	Director

Date: February 6, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated January 16, 2007*
(a)(1)(B)	Form of ADS Letter of Transmittal*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (ADSs)*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (ADSs)*
(a)(1)(E)	Form of Notice of Guaranteed Delivery*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)	Summary Advertisement dated January 16, 2007*
(a)(5)(A)	Sonaecom Investor Presentation: Overview of Offer dated January
5, 2007*
(a)(5)(B)	Response document issued by Sonaecom, SGPS, S.A. on January 24, 2007**
(a)(5)(C)	Roadshow presentation issued by Sonaecom, SGPS, S.A. on January 29, 2007***
(b)(1)	Cash Confirmation Facility dated January 12, 2007*
(b)(2)	Undertaking to Pay dated January 12, 2007*
(b)(3)	Common Terms Agreement dated January 12, 2007*
(b)(4)	Form of Acquisition Facility Agreement*
(b)(5)	English summary of Portuguese language commercial paper program between Sonae and Banco Comercial Português S.A. dated December 5, 2006*
(b)(6)	English translation of Portuguese language Confirmation Letter dated January 12, 2007*

* Previously filed on Schedule TO dated January 16, 2007

** Previously filed on Amendment 1 to the Schedule TO dated January 25, 2007

*** Previously filed on Amendment 2 to the Schedule TO dated January 30, 2007